Exhibit 5.E

EXPENSES

Expenses, other than underwriting commissions, payable by JICA in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 109.00 = U.S.$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on April 20, 2017, as reported by the Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$25,353
Fiscal Agent’s fee, including printing and engraving the Securities	195,000
Printing expenses	30,000
Legal fees and expenses	50,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	213,925

Total	$514,278